Exhibit (a)(33)


PACIFICORP                                                          NEWS RELEASE

FOR FURTHER INFORMATION CONTACT:

Scott Hibbs, for investors, (503) 731-2123
Dave Kvamme, for media, (503) 464-6272

May 6, 1998

PacifiCorp Offer for The Energy Group Lapses

     PORTLAND, OR -- PacifiCorp (NYSE: PPW) announced today that it has not extended its cash tender offer for The Energy Group PLC (NYSE/LSE: TEG). Accordingly, the offer lapsed May 5 at 5:00 pm EDT.

     As of 5:00 p.m. (EDT) Tuesday, May 5, PacifiCorp Acquisitions had received valid acceptances under the offer in respect of a total of 5,216,645 Energy Group shares and 705,167 Energy Group ADSs, representing in aggregate 8,037,313 Energy Groups Shares or 1.54 percent of the issued ordinary share capital of The Energy Group.

     Prior to the commencement of the offer period on January 26, PacifiCorp Acquisitions, including all persons acting in concert with PacifiCorp Acquisitions, owned, or had rights over 7,533,346 Energy Group Shares, including Energy Group Shares represented by Energy Group ADSs.

     Since January 26, 1998, PacifiCorp Acquisitions has acquired 45,987,079 Energy Group Shares (including 241,589 shares held by the PacifiCorp Master Retirement Trust before January 26, 1998), representing approximately 8.8 percent of the issued ordinary share capital of The Energy Group.

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